Mail Stop 4561
Via Fax (714) 241-9893

April 1, 2008

Paul Caceres
Chief Financial and Accounting Officer
Cam Commerce Solutions, Inc.
17075 Newhope Street, Suite A
Fountain Valley, CA 92708

>   **Re:** **Cam Commerce Solutions, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2007**
>   **Filed on November 19, 2007**
>   **Form 8-K filed on February 13, 2008**
>   **File No. 000-16569**

Dear Mr. Caceres:

We have reviewed your response letter dated March 19, 2008 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 28, 2008.

Form 10-K for the Fiscal Year Ended September 30, 2007

Note 1. Summary of Significant Accounting Policies

Revenue Recognition Policy, page 17

1.   We note that your response to our prior comment 4 cites certain factors that you considered in establishing vendor specific objective evidence ("VSOE") of fair value for your hosting services which may not be within the guidelines of SOP 97-2. For instance, you indicate that the customer signs a separate contract for hosting services that contains standard pricing for this service only, which is considered to be "sold separately". Tell us your consideration of TPA 5100.39 in

determining whether these standalone contracts should be combined as single multiple-element arrangement with the software, hardware, and other service offerings. If the hosting services contract is combined with other arrangements pursuant to TPA 5100.39, then tell us how you considered the guidance in paragraph 10, which indicates that separate prices stated in a contract is not VSOE of fair value. Furthermore, please tell us the amount of revenue recognized for multiple element arrangements that contain bundled hosting services for each period presented.

2.   In addition, we note that you indicate hosting services are available from other vendors. Please note that SOP 97-2 does not consider third-party evidence of fair value as a reasonable basis for establishing VSOE. Accordingly, provide further explanation as to how you establish VSOE for your hosting services within the guidelines of paragraph 10 and 57 of SOP 97-2 and tell us the volume and range of standalone sales used to establish VSOE.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief